

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 14, 2016

<u>Via E-mail</u>
Stephen C. Gray
President and Chief Executive Officer
Syniverse Holdings, Inc.
8125 Highwords Palm Way
Tampa, Florida 33647

> **Re:** **Syniverse Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 29, 2016**
> **File No. 1- 32432**

Dear Mr. Stoddard:

We refer you to our comment letter dated September 14, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Cecilia Blye
>
> Cecilia Blye, Chief
> Office of Global Security Risk

cc: Larry Spirgel
Assistant Director
Division of Corporation Finance

Laura E. Binion
Senior Vice President and General Counsel
Syniverse Holdings, Inc.

Matthew E. Kaplan
Debevoise & Plimpton LLP